Exhibit (a)(5)

Therma-Wave, Inc.

1250 Reliance Way

Fremont, CA 94539

_____________, 2003

Confirmation of Receipt of Letter of Transmittal

We have received the Letter of Transmittal for your eligible options. Based on the Letter of Transmittal we have received from you to date, you have elected to exchange the following options:

Plan	Grant Date	Exercise Price	Number of Outstanding Shares

Total

If this is not correct, please send an email to TenderOffer@thermawave.com as soon as possible, but in any event, before 12:00 midnight Pacific Daylight Saving Time on September 10, 2003 with the correct information and resend the Letter of Transmittal containing the correct information.

Please note that you may change your previous election(s) at any time before 12:00 midnight Pacific Daylight Saving Time on September 10, 2003 by sending in a new Letter of Transmittal. If we extend the offer to exchange beyond that time, you may change your previous election by sending in a new Letter of Transmittal at any time until the extended date.